                             SEC FILE NUMBER 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of December 2003
                 -------------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------


                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    A    Form 40-F
                   ------           -

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes          No     A
             ------      ----------

         (If "Yes is marked indicate below the file number assigned to the
         registrant in connection with Rule 12g3-2(b): 82-         .)
                                                         ---------

         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 23 December 2003                        FLETCHER CHALLENGE FORESTS LIMITED
                                             ----------------------------------



                                             /s/ P M GILLARD
                                                 SECRETARY
                                                 ---------

[FLETCHER CHALLENGE FORESTS LOGO]

                                 [NEWS RELEASE]

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).



                   VOTES CAST AT ANNUAL SHAREHOLDERS' MEETING


Auckland, 23 December 2003 - The following is a summary of the votes cast at Fletcher Challenge Forests' Annual Shareholders' Meeting, held on 19 December 2003.





NUMBER OF SHARES


                                        TOTAL VOTES        VOTES FOR   PERCENTAGE     VOTES AGAINST    PERCENTAGE
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
Re-elect R H Fisher                     232,110,562      226,492,487      97.58           5,618,075        2.42
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
Re-elect S L Moriarty                   231,096,464      208,367,915      90.16          22,728,549        9.84
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
Fix Auditors' remuneration              232,236,693      231,450,563      99.66             786,130        0.34
------------------------------------ --------------- ---------------- ------------ ----------------- -------------
Amend Constitution                      231,933,126      229,955,826      99.15           1,977,300        0.85
------------------------------------ --------------- ---------------- ------------ ----------------- -------------


NUMBER OF HOLDERS, POSTAL VOTES & PROXIES


                                      TOTAL HOLDERS    HOLDERS FOR    PERCENTAGE    HOLDERS AGAINST    PERCENTAGE
------------------------------------ --------------- -------------- ------------- ------------------ -------------
Re-elect R H Fisher                           2,528          2,248       88.92                  280       11.08
------------------------------------ --------------- -------------- ------------- ------------------ -------------
Re-elect S L Moriarty                         2,514          2,047       81.42                  467       18.58
------------------------------------ --------------- -------------- ------------- ------------------ -------------
Fix Auditors' remuneration                    2,524          2,446       96.91                   78        3.09
------------------------------------ --------------- -------------- ------------- ------------------ -------------
Amend Constitution                            2,472          2,310       93.45                  162        6.55
------------------------------------ --------------- -------------- ------------- ------------------ -------------


                                                                           Ends

-------------------------------------------------------------------------------

To:   BUSINESS EDITOR         From:          Paul Gillard
                                             Company Secretary & General Counsel
                                             FLETCHER CHALLENGE FORESTS

Fax:  AUTO                    Telephone:     64-9-571 9846
                              Fax:           64-9-571 9872

Please note: If you do not receive 1 page, including this page, or if the page is not readable, please call the sender immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.